Bill Huo Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

April 2, 2026	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Sarah Sidwell

Mr. Geoffrey Kruczek

Re:	Planet Green Holdings Corp.

Registration Statement on Form S-3

Filed March 17, 2026

File No. 333-294386

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 25, 2026 on the Company’s Registration Statement on Form S-3 previously submitted on March 17, 2026 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form S-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Form S-3 filed March 17, 2026

General

1.	Please update your financial statements and related disclosures. See Rule 3-01(c) of Regulation S-X and Section 1220.3 of the Division of Corporation Finance’s Financial Reporting Manual.

In response to the Staff’s comments, the Company respectfully advises Staff that the Company has updated the financial statements in the Revised Registration Statement.

Incorporation of Certain Information by Reference, page iii

2.

The embedded links for your 2024 10-K and each of your 10-Qs do not appear to be linked to the correct respective documents. Please revise the embedded links to correctly incorporate your 10-K and 10-Qs.

In response to the Staff’s comments, the Company respectfully advises Staff that the Company has updated the financial statements incorporated by reference into the Revised Registration Statement and that the embedded links in the Revised Registration Statement relate to the Company’s Form 10-K for the fiscal year ended December 31, 2025.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. at bhuo@beckerlawyers.com or Michael Goldstein at mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Fiona Wu, Esq.